

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 16, 2007

<u>via U.S. mail and facsimile</u>

Mr. David O'Neill
President and Chief Executive Officer
Global Electronic Recovery Corp.
6240 West 3rd Street, Suite 432
Los Angeles, California 90036

   RE: Form 10-KSB for the fiscal year ended January 31, 2006
       Form 10-QSB for the period ended July 31, 2006
        File No. 0-52161

Dear Mr. O'Neill:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

          Sincerely,

          Rufus Decker
          Accounting Branch Chief